HOUSEHOLD

Dave Schoenholz

Vice Chairman – Chief Financial Officer

AGENDA

- **Review of 2001**

- Outlook for 2002

- Current Investor Topics

HOUSEHOLD

HOUSEHOLD BUSINESS MODEL

Serving Our Core Customer

- Our core customer is the middle income market

- 50 million customers

- Average income of $45,000-$60,000 per year

- Full spectrum lender – our customers are prime, near-prime and subprime

- Many of our customers differ from bank customers largely based on behavior and propensity to use credit

HOUSEHOLD

REACHING CUSTOMERS IN DIVERSE WAYS

- Multiple products – secured and unsecured loans, auto finance, credit cards, retail finance, insurance, refund lending

- Multiple channels
  - 1,700 branches in 46 states, U.K. and Canada
  - Merchants and partner locations
  - Auto dealerships
  - Direct mail, telesales and Internet

HOUSEHOLD

CORE ATTRIBUTES OF BUSINESS MODEL

Drive Sustainability of Growth

- Strong market share in all businesses

- Strong brands and partnership skills

- Efficiency provides flexibility

- Sales focus

- Leading-edge technology

- Superior analytics and cross-selling capabilities

HOUSEHOLD

OUR BUSINESS MODEL DELIVERS SUPERIOR RESULTS

2001 Achievements

- Met high end of earnings target

- Exceeded receivables growth target

- Strengthened credit loss reserves to all-time highs

- Effectively managed share buybacks and capital growth

- Continued investment spending

HOUSEHOLD

2001 OPERATING PERFORMANCE

An Outstanding Year

Managed Basis	2001	vs.	2000
Net Income (Millions)	$1,923.5		$1,700.7
Earnings Per Share	$4.08		$3.55
Receivables Growth	15%		22%
Return on Equity	22.9%		23.4%
Return on Assets	1.89%		1.93%
Efficiency Ratio	34.0%		34.2%
TETMA	7.87%		7.41%
Charge-off Ratio	3.73%		3.64%
Reserve Ratio	3.78%		3.65%

HOUSEHOLD

CONSISTENT EARNINGS GROWTH

Results of Superior Execution



Net Income ($ Millions)



Earnings Per Share

*   *Excludes merger-related items*

HOUSEHOLD

SUPERIOR RETURNS

Return on Managed Assets (%)



* *Excludes merger-related items*

HOUSEHOLD

SUPERIOR RETURNS

Return on Average Common Equity (%)



* *Excludes merger-related items*
** *Excludes unrealized gains and losses on cash flow hedging instruments*

HOUSEHOLD

MANAGED RECEIVABLES

Solid Growth

$ Millions	12/31/01	% Change From Prior	
		Quarter	Year
Real Estate Secured	$44,719	6.6%	22.1%
Auto Finance	6,395	9.0	40.2
MasterCard/Visa *	17,395	.5	(1.1)
Private Label	12,814	11.5	15.1
Personal Non-Card	17,993	2.0	10.9
Commercial and Other	507	(5.0)	(15.3)
Total Receivables	$100,823	5.4%	15.1%

*   *Excluding sale of $1 billion of Goldfish Card receivables, MasterCard/Visa growth was 6.2% for the quarter, 4.5% for the year*

HOUSEHOLD

PRUDENT GROWTH

Managed Receivables



CAGR = 12%

'95	51.0
'96	59.3
'97	63.2
'98	63.9
'99	71.7
'00	87.6
'01	100.8

($ Billions)

HOUSEHOLD

CREDIT QUALITY TREND

Manageable, Modest Increases



2+ Delinquency (%)

4.43   4.16   4.21   4.20   4.25   4.27   4.43   4.46

Quarterly Consumer Charge-offs (%)

4.00   3.74   3.47   3.41   3.56   3.71   3.74   3.90

1Q   2Q   3Q   4Q   1Q   2Q   3Q   4Q

2000   2001

Managed basis

HOUSEHOLD

13

PRODUCT CREDIT QUALITY COMPARISON

	2+ Delinquency		Charge-offs	
	12/31/01	12/31/00	2001	2000
Real Estate Secured	2.68%	2.63%	.53%	.45%
Auto Finance	3.16	2.55	5.31	4.80
MasterCard/Visa	4.10	3.49	6.63	5.58
Private Label	5.48	5.48	5.18	5.35
Personal Non-Card	8.87	7.97	6.79	6.97
Total	**4.46%**	**4.20%**	**3.73%**	**3.64%**

Managed basis

HOUSEHOLD

EXPANDING NET INTEREST MARGIN

*Managed Net Interest Margin &
Risk Adjusted Revenue **



*   *Managed net interest margin plus other revenues (excluding
    securitization revenue) minus managed net charge-offs
    divided by average managed interest earning assets*

HOUSEHOLD

15

INVESTING FOR THE FUTURE

- Investment spending

- Strengthening reserves

- Growing capital base

HOUSEHOLD

SPENDING FOR GROWTH

Maintained Industry-Leading Efficiency

- People
  - Added 545 sales execs in U.S. branches
  - Opened 34 new Beneficial branches in U.K.
  - Added collectors across all businesses
- E-commerce
  - Rolled out HAFCsuperhwy.com to 5,000 dealers
- Technology
  - BranchNet enhancement to Vision system
  - Dual data center supports superior service
- Partnering
  - Added new retail merchants
  - Cross-sell initiatives with key partners

HOUSEHOLD

STRENGTHENING RESERVES

- Managed reserves at an all-time high of $3.8 billion

- Managed reserve ratio increased to 3.78% at 12/01

- Owned provision greater than charge-offs of $503 million, or $.70 per share

HOUSEHOLD

STRONG BALANCE SHEET

Managed Reserves



CAPITAL GENERATION

	1996	1997	1998	1999	2000	2001
Net Income	$819.6	$ 940.3	$524.1	$1,486.4	$1,700.7	$1,923.5
New Equity/Preferred	169.7	1,022.8	342.4	102.9	625.6	760.1
New Equity Provided	989.3	1,963.1	866.5	1,589.3	2,326.3	2,683.6
Less Equity Used For:						
Dividends	$268.9	$ 302.0	$318.3	$ 332.1	$ 358.9	$ 406.6
TETMA Increases/(Decreases)	(36.1)	469.4	132.0	(106.3)	353.7	438.2
Growth/Acquisitions	699.8	1,113.3	(7.2)	447.6	1,404.4	922.5
Stock Buyback Program	56.7	78.4	423.4	915.9	209.3	916.3
TETMA	6.20%	6.92%	7.11%	6.96%	7.41%	7.87%
TCETMA	5.44%	6.28%	6.34%	6.27%	6.53%	6.55%

HOUSEHOLD

AGENDA

- Review of 2001

- **Outlook for 2002**

- Current Investor Topics

HOUSEHOLD

VIEW OF THE ECONOMY IN 2002

Targets Based on Cautious View

- Recession continues until mid-year
- Unemployment continues to rise, peaking above 6.5%
- Personal bankruptcies continue to increase
- Federal Reserve begins raising rates mid-year

HOUSEHOLD

2002 OUTLOOK

- EPS growth of 13-15%

- Managed receivable growth 11-14%

- Margins expanding

- Losses increasing

- Expenses up 10%

- Reserves increasing

- Capital ratios increasing

- Buybacks up to $1 billion

HOUSEHOLD

HOUSEHOLD ANTICIPATED THE WEAKENING ECONOMY

Favorably Impacting Credit Performance

- Diversified towards lower risk, secured products

- Built up capabilities

- Tightened credit extension and underwriting criteria

- Portfolio management reduced contingent liabilities

- Implemented bankruptcy models

- Built up collections efforts and staffing

HOUSEHOLD

LOWERING THE RISK PROFILE

Key Driver of Our Credit Performance

12/31/96

12/31/01





*$59 Billion
Managed Portfolio*

*$101 Billion
Managed Portfolio*

2002 CREDIT QUALITY OUTLOOK

- Manageable increases in charge-off and delinquency through mid-year

- Modest improvement in latter part of year

- Reserve dollars increasing; reserve ratios stable

HOUSEHOLD

CAPITAL TARGETS

	2001	2002 Target
Tangible Equity-to-Tangible Managed Assets	7.87%	8.00% to 8.25%
Tangible Common-to-Tangible Managed Assets	6.55%	6.55% to 6.65%
TETMA + Owned Reserves	10.32%	10.40% to 10.60%
Equity to Managed Assets	9.17%	9.00% to 9.25%

Capital Ratios excluding FAS 115 and FAS 133

HOUSEHOLD

AGENDA

- Review of 2001

- Outlook for 2002

- **Current Investor Topics**

HOUSEHOLD

CURRENT INVESTOR TOPICS

- **Transparency of financial statements**

- Securitizations

- Credit management policies
    - Charge-off policies
    - Reage activity

- Reserve adequacy

- Liquidity management

HOUSEHOLD

TRANSPARENCY OF FINANCIAL STATEMENTS

Owned vs. Managed

Owned Basis Only   Securitization revenue

Owned and Managed Basis   Credit quality statistics, reserve analysis and ratios, net interest margin, fees and risk adjusted revenue

Managed Basis Only   Efficiency ratio, capital ratios

HOUSEHOLD

CURRENT INVESTOR TOPICS

- Transparency of financial statements
- **Securitizations**
- Credit management policies
    - Charge-off policies
    - Reage activity
- Reserve adequacy
- Liquidity management

HOUSEHOLD

SECURITIZATIONS

Two Questions

- ▪ What is impact on GAAP earnings?

- ▪ Is there a potential for future impairment of existing I/O strip?

HOUSEHOLD

IMPACT ON GAAP EPS

$ Millions, Except Per Share Data	2000	2001
Pre-Tax Change in I/O Strip in P&L	$58.9	$100.5
After-Tax Impact	38.4	65.8
EPS Effect	$.08	$.14
% to Total EPS	2.2%	3.4%

ROLL FORWARD OF I/O STRIP

$ Millions	1999	2000	2001
I/O Strip @ Beg. of Year	$1,239.9	$1,369.6	$1,718.8
Reserve *	(813.9)	(909.6)	(1,082.3)
Net I/O Strip @ Beg. of Year	426.0	460.0	636.5
I/O Strip Change, Net	129.7	231.6	166.5
Reserve Change, Net *	(95.7)	(172.7)	(66.0)
Change in Net I/O Strip			
Before MTM	34.0	58.9	100.5
Mark-to-Market Adjustment	-	117.6	231.2
Net I/O Strip @ End of Year	$ 460.0	$ 636.5	$ 968.2

* *Reserve for recourse liability*

HOUSEHOLD

I/O STRIP BY PRODUCT

$ Millions	Real Estate	Auto Finance	MasterCard Visa	Private Label	Personal Non-Card	Total
Gross I/O Strip before MTM	$28.2	$572.8	$489.3	$146.1	$531.3	$1,767.7
Recourse Reserve	(19.4)	(371.5)	(308.1)	(131.5)	(317.8)	(1,148.3)
Net I/O Strip Before MTM	8.8	201.3	181.2	14.6	213.5	619.4
Mark-to-Market	16.0	84.4	86.0	40.5	121.9	348.8
Net I/O Strip @ 12/31/01	$24.8	$285.7	$267.2	$55.1	$335.4	$ 968.2
Securitized Receivables	$862	$4,027	$9,254	$2,150	$4,655	$20,948

HOUSEHOLD

CURRENT INVESTOR TOPICS

- Transparency of financial statements

- Securitizations

- **Credit management policies**

  - **Charge-off policies**

  - **Reage activity**

- Reserve adequacy

- Liquidity management

HOUSEHOLD

CREDIT POLICIES

Overview

- Policies appropriate for each customer segment

- Finance company customer differs from "prime" bank customer; requires different approach

- In some cases, charge-off policy is longer than bank policy to optimize customer management

- Loss reserving policies consistent with charge-off periods

HOUSEHOLD

CHARGE-OFF POLICIES BY PRODUCT

Real Estate	Carrying values > NRV charged off at foreclosure or settlement with borrower
Auto Finance	Carrying values >NRV charged off at earlier of:
	- vehicle repossessed and sold
	- 90 days after repo if not sold, or
	Entire balance charged off at 150 days delinquent
MasterCard/Visa	6 months delinquent
Private Label	9 months delinquent
Personal Non-Credit Card	9 months contractually delinquent and no payment for 6 mos.; not to exceed 12 mos. contractually delinquent*

* $15 million of unsecured loans @ 12/31/01 were > 9 months contractually past due and not charged off

Bankruptcy charge-off policies, in general, are the same as above or within 60-90 days of notification

HOUSEHOLD

REAL ESTATE CHARGE-OFFS

$ Millions	1999	2000	2001
Managed Charge-offs	$141.5	$145.6	$210.5
Total REO Expenses	49.6	84.6	123.7
Total Charge-off + REO	**$191.1**	**$230.2**	**$334.2**
% of Average Managed Receivables	.74%	.71%	.84%

HOUSEHOLD

REAGE POLICIES

Overview

- Reage policies are an inherent part of value proposition for our customers for which they pay above bank prices

- Not intended to defer credit loss recognition or to overstate net income

- Allows customers to recover from "bumps in the road" and to preserve credit bureau information

- Allows collectors to work on higher-risk accounts that have not indicated willingness and/or ability to pay

- Policies have been consistently applied and are appropriate for each product

HOUSEHOLD

THE RESTRUCTURING DECISION


Initial customer status
Action taken/ treatment
Post-treatment customer status
Treatment assessment
Delinquent
Don’t restructure
Restructure
Rectified
Bad debt
Rectified
Recidivism/ bad debt
Optimized
Optimized
Should have restructured
Optimized treatment
Didn’t need to restructure
Improved NPV
Shouldn’t have restructured
Good Decision
Bad Decision

RESTRUCTURING CONTROLS

- Accounts must meet performance criteria to be eligible for reaging/restructuring

- Statistical modeling employed in the restructuring decision process

- Collectors incented on "promises to pay" and dollars collected

- Only experienced collectors may provide reage as a collection option/strategy

- Customers cannot "game" the system

- Accrual of interest income is stopped and/or reserved upon restructuring

HOUSEHOLD

TOTAL HOUSEHOLD

Reaged Portfolio

$ Millions	12/31/01		12/31/00	
	%	**$**	**%**	**$**
Reaged once				
- Last 12 months	9.4%	$8,804	8.5%	$6,780
- Before	3.2	2,997	2.8	2,233
Multiple reage	4.3	4,028	3.0	2,393
Total reaged	**16.9%**	**$15,829**	**14.3%**	**$11,406**

HOUSEHOLD

REAL ESTATE SECURED

Reaged Portfolio

$ Millions	12/31/01		12/31/00	
	%	$	%	$
Reaged once				
- Last 12 months	12.0%	$5,200	11.3%	$3,998
- Before	4.1	1,777	3.1	1,097
Multiple reage	3.9	1,690	2.6	920
Total reaged	**20.0%**	**$8,667**	**17.0%**	**$6,015**

HOUSEHOLD

AUTO FINANCE

Reaged Portfolio

$ Millions	12/31/01		12/31/00	
	%	$	%	$
Reaged once				
- Last 12 months	11.8%	$755	7.2%	$329
- Before	2.2	140	1.3	59
Multiple reage	1.0	63	0.1	4
Total reaged	**15.0%**	**$958**	**8.6%**	**$392**

HOUSEHOLD

AUTO FINANCE

Quarterly Trends in Reaging



Reage Volume as % of AR

Americredit

Household

4.0%   4.4%   4.7%   4.9%   4.6%   5.5%   4.7%   5.0%

1.0%   0.7%   3.3%   3.6%   2.8%   4.6%   4.2%   4.0%

| 1Q | 2Q | 3Q | 4Q | 1Q | 2Q | 3Q | 4Q |

2000   2001

MASTERCARD/VISA

Reaged Portfolio

$ Millions	12/31/01		12/31/00	
	%	**$**	**%**	**$**
Reaged once				
- Last 12 months	2.2%	$352	2.4%	$364
- Before	.7	112	NA	NA
Multiple reage	.3	48	NA	NA
Total reaged	**3.2%**	**$512**	**2.7%**	**$409**

HOUSEHOLD

PRIVATE LABEL

Reaged Portfolio

$ Millions	12/31/01		12/31/00	
	%	$	%	$
Reaged once				
- Last 12 months	6.0%	$720	5.7%	$588
- Before	2.3	276	3.3	341
Multiple reage	2.8	336	2.7	279
Total reaged	**11.1%**	**$1,332**	**11.7%**	**$1,208**

HOUSEHOLD

PERSONAL NON-CREDIT CARD

Reaged Portfolio

$ Millions	12/31/01		12/31/00	
	%	$	%	$
Reaged once				
- Last 12 months	11.1%	$1,711	9.9%	$1,360
- Before	4.3	663	4.9	673
Multiple reage	11.8	1,818	7.3	1,003
Total reaged	**27.2%**	**$4,192**	**22.1%**	**$3,036**

HOUSEHOLD

RECIDIVISM STATISTICS BY PRODUCT*

	Percentage to Amount Reaged	
	12/31/01	12/31/00
Real Estate Secured	13.1%	13.1%
Auto Finance	36.9	36.6
MasterCard/Visa	41.5	42.0
Private Label	35.5	32.7
Personal Non-Credit Card	41.9	33.2

* Recidivism reflects accounts that are 2+ delinquent or charged off one year after reage

HOUSEHOLD

CREDIT POLICIES - SUMMARY

- Credit policies are appropriate for business model and consistently applied
- Credit policies tightly controlled
- Loss reserves and income statement provisions properly set
- Goal is greater transparency

HOUSEHOLD

CURRENT INVESTOR TOPICS

- Transparency of financial statements

- Securitizations

- Credit management policies

  - Charge-off policies

  - Reage activity

- **Reserve adequacy**

- Liquidity management

HOUSEHOLD

RESERVE ADEQUACY

Owned Basis – 12/31/01

	Reserves ($ Millions)	Reserves-to-Receivables	Reserves-to-Charge-off	# Months Charge-off
Real Estate	$ 309.0	.70%	152.9%	18
Auto Finance	77.3	3.26	83.3	10
MasterCard/Visa	602.0	7.39	90.6	11
Private Label	550.2	4.72	93.6	11
Personal Non-Credit Card	1,085.0	8.14	127.5	15
Total-2001	**$2,623.5**	**3.31%**	**110.5%**	**13**
Total-2000	**$2,065.7**	**3.10%**	**109.9%**	**13**

HOUSEHOLD

CURRENT INVESTOR TOPICS

- Transparency of financial statements

- Securitizations

- Credit management policies

  - Charge-off policies

  - Reage activity

- Reserve adequacy

- **Liquidity management**

HOUSEHOLD

LIQUIDITY

- Has always been a major focus
- Funding is well diversified by product, maturity and geography
- Never had, and foresee no, inability to fund
- Liquidity strengthened in 1st quarter
  - Additional conduit capacity
  - Increased securitization ("financing") and sale of real estate secured portfolio
  - Reduced commercial paper outstandings

HOUSEHOLD

HOUSEHOLD

SUPPLEMENTAL INFORMATION

GROWING CAPITAL BASE

Capital Ratios (%)



Excluding FAS 115 and FAS 133, FAS 133 implemented 1/1/01

HOUSEHOLD

RESERVE ADEQUACY

Owned Basis – 12/31/00

	Reserves ($ Millions)	Reserves-to-Receivables	Reserves-to-Charge-off	# Months Charge-off
Real Estate	$ 194.2	.55%	150.7	18
Auto Finance	51.0	2.76	85.3	10
MasterCard/Visa	582.2	7.23	124.7	15
Private Label	457.3	4.42	85.7	10
Personal Non-Credit Card	781.0	6.89	109.1	13
Total	**$2,065.7**	**3.10%**	**109.9%**	**13**

HOUSEHOLD

CREDIT POLICIES - REAL ESTATE

Restructures

- Restructures not done to defer loss recognition
- 2 standard payments required within 60 days to restructure
- Contractual delinquency set to current when restructured
- Account limited to 1 restructure every 12 months
- Account not eligible for restructure until 12 months on books
- Stop interest accrual at 90 days contractually delinquent
- If an account is restructured, reserve future interest accrual

HOUSEHOLD

CREDIT POLICIES – MASTERCARD/VISA

Restructures

- Account can be restructured if receive typically two to three consecutive minimum standard payments based on delinquency and behavioral score
- Limited to one time every 12 months unless three consecutive payments are made, then once every 6 months
- Interest accrues through charge-off regardless of reage status, but is reserved for
- Renaissance restructuring is negligible and in accordance with FFIEC

HOUSEHOLD

CREDIT POLICIES – PRIVATE LABEL

Restructures

- Majority of restructures one payment overdue
- If receive one standard payment can restructure to bring current
- Restructures limited to one time every 6 months
- Interest is accrued through charge-off regardless of reage status but is reserved for

HOUSEHOLD

CREDIT POLICIES – PERSONAL NON-CREDIT CARD

Restructures

- Majority of restructures one payment overdue

- 1 standard payment (90%+) needed to restructure contractual

- If account is never 90+, then can be restructured up to 3 times per year

- If an account is ever 90+, lifetime limit of 4 restructures allowed

- Stop accrual at 90 days delinquent and do not resume accrual even if restructured

HOUSEHOLD

CREDIT POLICIES – AUTO FINANCE

Restructures

- Majority of restructures one payment overdue

- Account can be extended if receive one standard payment

- Account can be extended no more than 3 months at a time and no more than 3 months in any 12 month period

- Extensions limited to up to 6 months over the contractual life

- Accounts go to nonaccrual at 2 months contractually delinquent at which time estimate of uncollectible interest is reversed

HOUSEHOLD

63